MICRO FOCUS

06017479

October 6, 2006

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

SUPPL

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. Included in this package are:

1. Regulatory Announcement dated September 7, 2006 – "Annual Information Update".
2. Regulatory Announcement dated September 27, 2006 – "AGM & Board Change".
3. Regulatory Announcement dated September 27, 2006 – "Result of AGM".
4. Regulatory Announcement dated September 28, 2006 – "Resolutions Document".
5. Regulatory Announcement dated October 2, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
6. Regulatory Announcement dated October 2, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
7. Regulatory Announcement dated October 4, 2006 – "Notice of Results".
8. Regulatory Announcement dated October 5, 2006 – "Section 198 Notice".

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

FILE NO. 82-34962

REGULATORY NEWS

Micro Focus Intl plc - Annual Information Update
RNS Number:6515I
Micro Focus International plc
07 September 2006

07 September 2006

Micro Focus International plc

ANNUAL INFORMATION UPDATE

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus (Directive 2003/71/EC) Regulations 2005 as implemented in the UK by Paragraph 5.2 of the Prospectus Rules, and following the publication of Micro Focus International Plc's Annual Report on 18th August 2006.

Micro Focus International Plc ('Micro Focus') announces today that it is presenting this Annual Information Update in relation to information that it has published or made available to the public between 12th May 2005 and 07 September 2006. The information referred to in this document was up to date at the time the information was published but may now be out of date. The information contained on this document appears by way of record, and Micro Focus is under no obligation to update any information referred to in this document. For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1. Regulatory Announcements

Micro Focus published the following UK regulatory announcements via a Regulatory Information Service. These announcements can be obtained from the London Stock Exchange's website, www.londonstockexchange.com/marketnews using the code MCRO or from Micro Focus' website http://investors.microfocus.com/mcro/investor-info/rns/

Date Announcement

04-Sept-06 Director/PDMR Shareholding
31-Aug-06 Director/PDMR Shareholding
29-Aug-06 Holding(s) in Company
21-Aug-06 Annual Reports and Accounts
07-Aug-06 Appointment of Senior Vice President of North America
07-Aug-06 Holding(s) in Company
04-Aug-06 Holding(s) in Company
02-Aug-06 Holding(s) in Company
02-Aug-06 Holding(s) in Company
01-Aug-06 Holding(s) in Company
31-Jul-06 Holding(s) in Company
28-Jul-06 Holding(s) in Company
27-Jul-06 Director/PDMR Shareholding
26-Jul-06 Director/PDMR Shareholding
26-Jul-06 Director/PDMR Shareholding
26-Jul-06 Result of EGM
24-Jul-06 Director/PDMR Shareholding

FILE NO. 82-34962

24-Jul-06 Appointment of COO
20-Jul-06 EGM Circular and Meeting Notice
18-Jul-06 Director/PDMR Shareholding
18-Jul-06 Director/PDMR Shareholding
18-Jul-06 Director/PDMR Shareholding
18-Jul-06 Director/PDMR Shareholding
18-Jul-06 Director/PDMR Shareholding
18-Jul-06 Director/PDMR Shareholding
18-Jul-06 Director/PDMR Shareholding
18-Jul-06 Director/PDMR Shareholding
18-Jul-06 Director/PDMR Shareholding
18-Jul-06 Director/PDMR Shareholding
18-Jul-06 Director/PDMR Shareholding
18-Jul-06 Director/PDMR Shareholding
11-Jul-06 Blocklisting Interim Review
05-Jul-06 Director/PDMR Shareholding
04-Jul-06 Director/PDMR Shareholding
30-Jun-06 Holding(s) in Company
30-Jun-06 Director/PDMR Shareholding
29-Jun-06 Financial Results - Part 1
Financial Results - Part 2
Financial Results - Part 3
01-Jun-06 Notice of Results
03-May-06 Period End Update
27-Apr-06 Board Change
06-Apr-06 Cost Reduction Programme
05-Apr-06 Holding(s) in Company
31-Mar-06 Holding(s) in Company
30-Mar-06 Holding(s) in Company
29-Mar-06 Non Executive Director
17-Mar-06 Holding(s) in Company
27-Feb-06 Director/PDMR Shareholding
27-Feb-06 Director/PDMR Shareholding
27-Feb-06 Director/PDMR Shareholding
27-Feb-06 Director/PDMR Shareholding
23-Feb-06 Trading update and Board Change
08-Feb-06 Holding(s) in Company
02-Feb-06 Holding(s) in Company
12-Jan-06 Director/PDMR Shareholding
12-Jan-06 Director/PDMR Shareholding
12-Jan-06 Director/PDMR Shareholding
12-Jan-06 Director/PDMR Shareholding
12-Jan-06 Director/PDMR Shareholding
12-Jan-06 Director/PDMR Shareholding
12-Jan-06 Holding(s) in Company
11-Jan-06 Blocklisting Interim Review
04-Jan-06 Directorate Change Update
29-Dec-05 Re: Extended Agreement
01-Dec-05 Interim Results- Replacement
Interim Results
Directorate Change
11-Nov-05 Notice of Results
24-Oct-05 Non Executive Director
11-Oct-05 Re: Document on View
28-Sept-05 Result of AGM
23-Sept-05 Director/PDMR Shareholding
13-Sept-05 Holding(s) in Company
13-Sept-05 Holding(s) in Company
09-Sept-05 Director/PDMR Shareholding
09-Sept-05 Director/PDMR Shareholding
09-Sept-05 Director/PDMR Shareholding
09-Sept-05 Director/PDMR Shareholding
07-Sept-05 Trading Statement
31-Aug-05 Director/PDMR Shareholding
12-Aug-05 Director/PDMR Shareholding
11-Aug-05 Director/PDMR Shareholding
08-Aug-05 Holding(s) in Company
05-Aug-05 Director/PDMR Shareholding
03-Aug-05 Director/PDMR Shareholding
15-Jul-05 Director/PDMR Shareholding
13-Jul-05 Director/PDMR Shareholding
07-Jul-05 Block Listing

FILE NO. 82-34962

01-Jul-05 Holding(s) in Company
01-Jul-05 Appointment
01-Jul-05 Final Results
29-Jun-05 Holding(s) in Company
28-Jun-05 Holding(s) in Company
23-Jun-05 Holding(s) in Company
13-Jun-05 Notice of Results
13-Jun-05 Holding(s) in Company
03-Jun-05 Over- Allotment Option
24-May-05 Holding(s) in Company
23-May-05 Holding(s) in Company
20-May-05 Holding(s) in Company
18-May-05 Holding(s) in Company
18-May-05 Holding(s) in Company
18-May-05 Holding(s) in Company
18-May-05 Director/PDMR Shareholding
18-May-05 Director/PDMR Shareholding
18-May-05 Director/PDMR Shareholding
18-May-05 Director/PDMR Shareholding
17-May-05 Unconditional Dealings Begin
12-May-05 Announces offer price of 130p per share

2. Documents submitted to the Financial Services Authority

The documents listed below were submitted to the FSA. Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS

Date Document

18-Aug-06 Annual Report and Accounts 2006
Notice of Annual General Meeting
20-Jul-06 EGM Circular and Meeting Notice
11-Oct-05 AGM Resolutions

3. Documents lodged with the Securities and Exchange Commission

The following documents were filed or furnished with the SEC and are available for viewing on the Securities and Exchange Commission's website at www.sec.gov/
cgi-bin/browse-edgar

Date Type Description.

10-Aug-06 SUPPL Voluntary Supplemental Material by Foreign Issuers
10-Jul-06 SUPPL Voluntary Supplemental Material by Foreign Issuers
17-May-06 SUPPL Voluntary Supplemental Material by Foreign Issuers
01-Mar-06 12G3-2B Exemptions for American Depositary Receipts and Certain Foreign Securities
01-Mar-06 ARS Annual Report to Security Holders
01-Mar-06 SUPPL Voluntary Supplemental Material by Foreign Issuers

4. Documents filed at Companies House

The following documents were filed with the Registrar of Companies in England and Wales and can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ

Date Type Description

07-Sept-06 88(2) Return of Allotment of Shares
07-Sept-06 88(2) Return of Allotment of Shares
07-Sept-06 88(2) Return of Allotment of Shares
07-Aug-06 88(2) Return of Allotment of Shares
07-Aug-06 88(2) Return of Allotment of Shares
07-Aug-06 88(2) Return of Allotment of Shares
07-Aug-06 88(2) Return of Allotment of Shares
07-Aug-06 88(2) Return of Allotment of Shares
07-Aug-06 88(2) Return of Allotment of Shares
11-Jul-06 88(2) Return of Allotment of Shares
11-Jul-06 88(2) Return of Allotment of Shares
04-Jul-06 88(2) Return of Allotment of Shares

FILE NO. 82-34962

04-Jul-06 88(2) Return of Allotment of Shares
04-Jul-06 88(2) Return of Allotment of Shares
04-Jul-06 88(2) Return of Allotment of Shares
04-Jul-06 88(2) Return of Allotment of Shares
04-Jul-06 88(2) Return of Allotment of Shares
04-Jul-06 88(2) Return of Allotment of Shares
04-Jul-06 88(2) Return of Allotment of Shares
04-Jul-06 88(2) Return of Allotment of Shares
04-Jul-06 88(2) Return of Allotment of Shares
04-Jul-06 88(2) Return of Allotment of Shares
04-Jul-06 88(2) Return of Allotment of Shares
31-May-06 363s Annual Return
30-May-06 88(2) Return of Allotment of Shares
30-May-06 88(2) Return of Allotment of Shares
30-May-06 88(2) Return of Allotment of Shares
30-May-06 88(2) Return of Allotment of Shares
30-May-06 88(2) Return of Allotment of Shares
30-May-06 88(2) Return of Allotment of Shares
30-May-06 88(2) Return of Allotment of Shares
25-May-06 88(2) Return of Allotment of Shares
25-May-06 88(2) Return of Allotment of Shares
25-May-06 88(2) Return of Allotment of Shares
25-May-06 88(2) Return of Allotment of Shares
03-May-06 88(2) Return of Allotment of Shares
03-May-06 88(2) Return of Allotment of Shares
03-May-06 88(2) Return of Allotment of Shares
03-May-06 88(2) Return of Allotment of Shares
02-May-06 288a Appointment of Director
26-Apr-06 88(2) Return of Allotment of Shares
26-Apr-06 88(2) Return of Allotment of Shares
26-Apr-06 88(2) Return of Allotment of Shares
26-Apr-06 88(2) Return of Allotment of Shares
12-Apr-06 88(2) Return of Allotment of Shares
12-Apr-06 88(2) Return of Allotment of Shares
12-Apr-06 88(2) Return of Allotment of Shares
16-Mar-06 88(2) Return of Allotment of Shares
16-Mar-06 88(2) Return of Allotment of Shares
16-Mar-06 88(2) Return of Allotment of Shares
16-Mar-06 88(2) Return of Allotment of Shares
16-Mar-06 88(2) Return of Allotment of Shares
28-Feb-06 288b Terminating appointment as Director
02-Feb-06 88(2) Return of Allotment of Shares
02-Feb-06 88(2) Return of Allotment of Shares
02-Feb-06 88(2) Return of Allotment of Shares
02-Feb-06 88(2) Return of Allotment of Shares
02-Feb-06 88(2) Return of Allotment of Shares
02-Feb-06 88(2) Return of Allotment of Shares
02-Feb-06 88(2) Return of Allotment of Shares
02-Feb-06 88(2) Return of Allotment of Shares
02-Feb-06 88(2) Return of Allotment of Shares
02-Feb-06 88(2) Return of Allotment of Shares
12-Jan-06 288a Appointment of Director
12-Jan-06 288b Terminating appointment as Director
10-Jan-06 88(2) Return of Allotment of Shares
10-Jan-06 88(2) Return of Allotment of Shares
10-Jan-06 88(2) Return of Allotment of Shares
10-Jan-06 88(2) Return of Allotment of Shares
04-Jan-06 88(2) Return of Allotment of Shares
04-Jan-06 88(2) Return of Allotment of Shares
04-Jan-06 88(2) Return of Allotment of Shares
30-Nov-05 IA Interim Accounts
02-Nov-05 88(2) Return of Allotment of Shares
02-Nov-05 88(2) Return of Allotment of Shares
02-Nov-05 88(2) Return of Allotment of Shares
02-Nov-05 88(2) Return of Allotment of Shares
02-Nov-05 88(2) Return of Allotment of Shares
02-Nov-05 88(2) Return of Allotment of Shares
02-Nov-05 88(2) Return of Allotment of Shares
02-Nov-05 88(2) Return of Allotment of Shares
02-Nov-05 88(2) Return of Allotment of Shares
02-Nov-05 88(2) Return of Allotment of Shares
02-Nov-05 88(2) Return of Allotment of Shares

FILE NO. 82-34962

14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
14-Oct-05 88(2) Return of Allotment of Shares
28-Sept-06 AGM Resolutions
MEM Revised Memorandum of Association
AA Annual Accounts
01-Sept-05 88(2) Return of Allotment of Shares
01-Sept-05 88(2) Return of Allotment of Shares
23-Aug-05 88(2) Return of Allotment of Shares
23-Aug-05 88(2) Return of Allotment of Shares
23-Aug-05 88(2) Return of Allotment of Shares
23-Aug-05 88(2) Return of Allotment of Shares
23-Aug-05 88(2) Return of Allotment of Shares
23-Aug-05 88(2) Return of Allotment of Shares
23-Aug-05 88(2) Return of Allotment of Shares
23-Aug-05 88(2) Return of Allotment of Shares
23-Aug-05 88(2) Return of Allotment of Shares
23-Aug-05 88(2) Return of Allotment of Shares
23-Aug-05 88(2) Return of Allotment of Shares
04-Aug-05 353a Notice of place for inspection of a register of members
15-Jul-05 288a Appointment of Director
07-Jun-05 363s Annual Return
17-May-05 122 Notification of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares
17-May-05 88(2) Return of Allotment of Shares

5. Documents sent to Shareholders

The following documents have been published and sent to Micro Focus' shareholders. Copies of these documents can be found at the Document Viewing Facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS and/or by contacting the Company Secretary at Micro Focus' head office situated at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN.

Date Document

18-Aug-06 Annual Report and Accounts 2006
Notice of Annual General Meeting
20-Jul-06 EGM Circular and Meeting Notice
26-Aug-05 Annual Report and Accounts 2005
Notice of Annual General Meeting

Further information is available on Micro Focus' website www.microfocus.com or by contacting Jane Smithard, Company Secretary

FILE NO. 82-34962

FILE NO. 82-34962

REGULATORY NEWS

Print article | Email

Micro Focus Intl plc - AGM & Board Change
RNS Number:5272J
Micro Focus International plc
27 September 2006

Embargoed for 7.00am, 27 September 2006

Micro Focus International plc

AGM Statement and Board Change

Micro Focus International plc ('Micro Focus, LSE: MCRO.L) holds its AGM at 1.00pm today. The following statement will be made by Chairman, Kevin Loosemore:

'We are pleased to announce that we are making positive progress in the financial year to date. We now anticipate that we will achieve modest revenue growth in the first half and have executed successfully on our cost reduction plans. We look forward to providing a further update at the interims in December.

'Micro Focus also announces today that Non-executive Director, John Browett, steps down from the Board due to the potential for a conflict arising from his other responsibilities. The Board thanks John for his valuable contribution to the business and wishes him every continued success. It is intended to appoint a replacement for John as soon as practically possible.'

Enquiries:

Micro Focus Tel: +44 (0)1635 32646
Stephen Kelly, Chief Executive Officer
Nick Bray, Chief Financial Officer

Financial Dynamics Tel: +44 (0)20 7831 3113
Giles Sanderson
Harriet Keen
Haya Chelhot

About Micro Focus

Micro Focus provides software that enables customers to significantly enhance their existing or 'legacy' applications in a modern context. Through improvement of existing systems, our customers are able to avoid the high risk of, and associated costs of replacement.

This information is provided by RNS
The company news service from the London Stock Exchange
END

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FILE NO. 82-34962

FILE NO. 82-34962

REGULATORY NEWS

Micro Focus Intl plc - Result of AGM
RNS Number:5914J
Micro Focus International plc
27 September 2006

27 September 2006

Micro Focus International plc

Result of AGM

At the Company's Annual General Meeting, held at 1.00pm today in Newbury, all resolutions proposed at the meeting were duly passed as set out below:

Company Name: Micro Focus International plc

Meeting Date: 27 September 2006

Number of cards (shareholders) at meeting date: 90

Issued share capital at meeting date: 199,698,776

Number of votes per share: 1

Meeting type AGM/EGM: AGM

Resolution (No. as noted on proxy form) Shares For Shares Shares Against
Shares Marked Poll
Yes
Discretionary As Votes /No
Withheld /
Abstentions
1. To receive the report of the directors and the
financial statements for the year ended 30 April 2006 181,194,636 Nil Nil 183,794
Yes
2. To approve a final dividend of 4 cents per ordinary
share for the year ended 30 April 2006 181,378,430 Nil Nil Nil Yes
3. To approve the remuneration report of the directors
for the year ended 30 April 2006 176,926,556 Nil 1,664,036 2,787,838 Yes
4. To re-elect Kevin Loosemore as a director 181,324,680 Nil 53,750 Nil Yes
5. To elect Stephen Kelly as a director 181,324,680 Nil 53,750 Nil Yes
6. To elect Nicholas Bray as a director 181,320,105 Nil 58,325 Nil Yes
7. To approve the re-appointment of
PricewaterhouseCoopers LLP as auditors 181,194,636 Nil Nil 183,794 Yes
8. To authorise the audit committee to determine
the remuneration of the auditors 181,378,320 Nil Nil 110 Yes

FILE NO. 82-34962

9. To renew the authority to the directors to allot ordinary shares 181,319,955 Nil 8,475 50,000 Yes
10. To renew the authority of the directors to allot ordinary shares without first offering them to existing shareholders 181,324,680 Nil 3,750 50,000 Yes
11. To authorise the Company to purchase its own shares 181,324,680 Nil 3,750 50,000 Yes

Enquiries:

Micro Focus Tel: +44 (0)1635 32646
Nick Bray, Chief Financial Officer

Financial Dynamics Tel: +44(0)20 7831 3113
Giles Sanderson
Harriet Keen
Haya Chelhot

This information is provided by RNS
The company news service from the London Stock Exchange
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FILE NO. 82-34962

Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Resolutions Document
Released	15:40 28-Sep-06
Number	6479J

28 September 2006

SPECIAL RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING OF MICRO FOCUS INTERNATIONAL PLC ON 27 SEPTEMBER 2006

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

END

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Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	18:10 02-Oct-06
Number	8364J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1) (a) AND (b)
3.	Name *of person discharging managerial responsibilities/director* MR DAVID MALONEY (Director)	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR DAVID MALONEY	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 20,000	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) 0.0100%
11.	Number of *shares,* debentures or financial instruments relating to *shares* disposed	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

	Nil		Nil
13.	Price per *share* or value of transaction GBP 1.215715 PER ORDINARY SHARE	14.	Date and place of transaction 02 OCTOBER 2006, NEWBURY, BERKSHIRE
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 50,000 ORDINARY SHARES (0.0250%)	16.	Date issuer informed of transaction 02 OCTOBER 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, Company Secretary, 01635 565 492

END

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Regulatory Announcement

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	18:11 02-Oct-06
Number	8366J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1) (a) AND (b)
3.	Name *of person discharging managerial responsibilities/director* MR KEVIN LOOSEMORE (Director)	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR KEVIN LOOSEMORE	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired 43,360	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) 0.0217%
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

	Nil		Nil
13.	Price per *share* or value of transaction GBP 1.215715 PER ORDINARY SHARE	14.	Date and place of transaction 02 OCTOBER 2006, NEWBURY, BERKSHIRE
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 450,000 ORDINARY SHARES (0.2253%)	16.	Date issuer informed of transaction 02 OCTOBER 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, (Company Secretary) 01635 565 492

END

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Regulatory Announcement

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Notice of Results
Released	10:18 04-Oct-06
Number	9338J

04 October 2006

Micro Focus International plc

Notice of Interim Results

Micro Focus International plc ("Micro Focus"; LSE MCRO.L), the UK software company, will announce interim results for the six months to 31 October 2006 on Friday 8 December 2006.

Enquiries:

Financial Dynamics **Tel: +44 (0)20 7831 3113**
Giles Sanderson
Harriet Keen
Haya Chelhot

END

FILE NO. 82-34962

Regulatory Announcement

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	12:05 05-Oct-06
Number	0183K

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 4 October 2006, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 2 October 2006, The Goldman Sachs Group, Inc. ("GS Inc") was interested in 5,988,374 ordinary shares of 10 pence each in the capital of the Company, representing (at the date of this announcement) approximately 2.9985% of the Company's issued ordinary share capital.

Of these 5,988,374 shares:

(a) The interest in 5,381,555 shares arose from the interest held by Goldman Sachs & Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These ordinary shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

(b) The interest in 606,819 shares arose from the interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These ordinary shares are, or will be, registered at CREST in account CREPTEMP.

END

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